
Ford
RICH NUTS
TASTE THE RICHNESS OF LIFE
Savory Sage
Sprouted Cashews
Rosemary, Sage & Sea Salt

INVEST IN **RICH NUTS**

Veteran Los Angeles Firefighter Creates Premium Sprouted Nuts Brand

richnuts.com Fitzpatrick, AL

Highlights

1. Market Opportunity: The sprouted food market is set to grow 16.5% CAGR, hitting $4.2B by 2033*
2. Strategic Partnerships: Partnering with a co-packer in 2025 to boost efficiency, agility, & profit*
3. Retail Success: Launched in Erewhon in 2019, now top sprouted nut brand in SoCal natural food market
4. Co-founded by Husband/Wife team including Veteran Firefighter who served for more than 20 years
5. Expanding Distribution: Expanding into new regions and national retailers in 2025 doubling footprint
6. Product Innovation: Sprouted foods with unique, cutting-edge products to be released in 2025-26*
7. Clean Label Commitment: No artificial ingredients, additives, fillers, or seed oils—ever
8. * (forward-looking statements are not guaranteed)

Featured Investors



Gil Penchina
Syndicate Lead

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Invested $5,000

Serial entrepreneur who was part the founding teams at eBay and Fastly (NYSE:FSLY) and investor in Discord, Rent the Runway, LinkedIn, PayPal, and dozens of other successful startups

"The Financials are Impressive: growth, doubling almost every year. In a large and growing category. The Mission is amazing: making healthy snacks with high nutrient density that are both yummy and good for you. The Team has been executing through Covid and continues to impress me with their work ethic and smarts It's a growing market and the govt appears to be moving to crack down on hyper processed foods, making this growth market hyper-charged."



Michael Norman

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Founder of SoChange, @Wefunder, and Switchboard. Investigating knowledge and meaning. MIT Sloan and YC Grad, Curious Human.

"Rich Nuts are delicious and the founders have hearts of gold. Story matters in the world of CPG brand building and these folk have it in spades."



Matt O'hayer Follow

Founder of Vital Farms and Blue Zone Kitchens, Matt is a major force in the Natural Food CPG Space. Is is also a Conscious Capitalist who models the highest of values and integrity, while creating highly successful businesses.

“I love their products!”



Ryan Breslow Follow

Serial Entrepreneur: Bolt: Founder/Chairman; Love.com: Founder/CEO; Prism: Cofounder/Chairman, Eco: Founder

---

“Rich and Samantha are relentless entrepreneurs who have a crystal clear visit of how to build a Nuts empire!”



Gopi Kallayil Follow

Chief Evangelist for Brand Marketing and AI at Google. Avid yoga practitioner, triathlete, bestselling author, Grammy nominee and Burning Man devotee, he founded a yoga program for Googlers (Yoglers) and leads yoga practices every week at the Googleplex.

“Investing in Rich Nuts is investing in planetary health. We can reduce the cost of health care if we teach people what to eat that nourishes their bodies and give them access to healthy food that tastes great. Rich Nuts makes nuts that are sprouted, giving them significant health benefits. Plus nuts are a good source of healthy nutrition. I love Rich Nuts products. They are tasty, crunchy delicious, and they deliver right to your door.”



James Murray Follow

James Murray is an entrepreneur, therapist, writer and artist. He's invested successfully in international and emerging markets, along with wellness brands and the field of transformation. He's an avid skier, golfer and lover of life.

"Rich Nuts simultaneously offers the ultimate multiple bottom line... a wise and delicious low lectin snack, a business that's sustainable, profitable and growth oriented, and an overall win for the environment. Thank you Rich and Samantha!"

Our Team



Richard Pauwels Founder/Sprouting King

My search for the ideal snack began when I was fighting wildfires in California. Long shifts hauling heavy equipment left me beat, and I needed healthy energy. Then I discovered the power of sprouted nuts, created my own recipes, and Rich Nuts was born.



Samantha Coker CEO/Founder/Goddess in Chief

Prior to Rich Nuts, Samantha had a career that wound its way from Politics and PR to accounting, film, music, even Burning Man. Passionate about innovation and conscious capitalism, Samantha leads with a nourishing heart and warrior spirit.



Mike Schall Investor/Advisor

Authentic, veteran Natural Foods industry expert. 10 years Whole Foods experience in merchandising, investments, operations. Operator, connector, deal maker supporting brands that will innovate the food ecosystem while upholding the highest of values.



Sara Shoup Sales Director

With over 10 years of CPG experience, Sara started at the store level, and then moved into corporate retail, distribution & operations. She is very passionate about the CPG industry, whether it's a focus on innovation, expansion, marketing, or processes.



Michael Nelson Advisor

Michael is CEO & Founder of Eagle Bay Family Office, a wealth advisory firm with locations in the US & Puerto Rico. His clients and partners value his passion, empathy, objective advice and ability to help address the most challenging of circumstances.



Tammira Philippe Advisor

Established CEO & Board Member successful at driving growth for both profit & purpose. In addition to being a financial juggernaut, her unique strength is in creating collaborative environments for healthy leadership, investing, and philanthropy.

Sprouted Foods Are Significantly Growing And We Are Part of This Growth Trajectory

FROM FIREFIGHTER TO ENTREPRENEUR

Before founding Rich Nuts, Rich Pauwels served as a firefighter and paramedic for 20 years with LA County. He spent his last 12 years stationed in Malibu while living in Pacific Palisades and Topanga. Like many, Rich and Samantha are heartbroken by the devastating wildfires that have ravaged Los Angeles and Malibu.



Rich's story is one of resilience and heroic success. Born in prison to two heroin-addicted parents, he overcame incredible odds through hard work and determination. He put himself through UCLA by joining the U.S. Navy Reserve and working part-time. While at UCLA, he was recruited as a cheerleader and helped lead his squad to win the 1996 USA Collegiate National Cheerleading Championship.

Rich's dream of becoming a firefighter began in high school. After graduating from UCLA, he pursued that dream by undergoing the rigorous tests and training required. With only 1% of applicants accepted, competition was fierce, but Rich not only made the cut—he also scored at the top of the class. His dedication and talent led him to enroll in paramedic training after just one year on the job, bringing him closer to his ultimate goal.


L.A. COUNT
FIRE DEPT.

During his career, Rich earned his stripes and became a real-life hero. He brought seven people back from the dead. He also earned recognition for extraordinary efforts in the "Great Saves" program by saving the life of a 4-year-old boy.

In 2001, Rich and fellow firefighters from his station flew to New York City to assist with the aftermath of the 9/11 tragedy.


Bovis

Rich discovered the magic of sprouting during his time fighting wildfires in Malibu. Long shifts on the fireline offered only prison sack lunches, MREs (military rations), or fast food—all low-quality, highly processed options that made him sick. Already eating organic and mostly paleo, Rich knew he needed a better option.



He started bringing raw cashews for his all-day shifts, but they caused bloating, gas, and brain fog. Determined to find a solution, Rich researched and learned about the benefits of sprouting compared to eating raw or roasted nuts.

Initially, his sprouted nuts were mushy, so he experimented with dehydrating them to keep them crunchy and delicious. Living in a place surrounded by fresh sage and rosemary, he created a simple, flavorful recipe, giving birth to his first product: Savory Sage.


Ask me
about
my nuts
RICH NUTS

Rich began bringing his sprouted nuts to work in Malibu and even made them at the fire station on his occasional several day shifts. The nuts were an instant hit among fellow firefighters, friends, and family. Word spread quickly, and demand grew. But giving out free samples became expensive—Rich was spending over $1,000 on nuts. Eventually, he told his fans they'd have to start buying them. Their enthusiastic response? "How much do you want for your nuts?"

"Firefighting is a young man's job," a phrase Rich heard often throughout his career. Unfortunately, he was no exception. Years of service left him with debilitating knee and back pain, eventually forcing him to retire.

Determined to turn his sprouting hobby into a business, Rich and his wife, Samantha, officially founded Rich Nuts in 2017. Starting with a cottage industry license, they sold their products at farmers' markets, where they tested new flavors and received valuable customer feedback. Since launching their first flavor, Savory Sage, they've introduced five additional flavors and continue to expand their product line.



Rich remains deeply involved, visiting stores, sampling products, and building relationships with managers and customers.


Taste the
Richness of Life
RICH NUTS
RICH NUTS
GOURMET SPROUTED NUTS

With Samantha as CEO, they run the company as they do their relationship—with intention, mindfulness, and curiosity.



COMMITTED TO THE HIGHEST QUALITY

Better-for-You Snacking: Our superfood products are Certified USDA Organic, vegan, keto, paleo, low-glycemic, and gluten-free. Our nuts have no artificial ingredients, additives, fillers or seed oils.


Rich Nuts Are
USDA
ORGANIC
ORGANIC
LOW GLYCEMIC
VEGAN
SUPERFOODS
KETO
PALEO
FIREFIGHTER APPROVERD

At our core, we are deeply committed to the principles of Conscious Capitalism, weaving them into the very foundation of our company. We believe that the energy and attitudes we bring to everything we do are infused into our culture—and even into our products. As a food company, we are dedicated to ensuring that only the very best, including positive energy, goes into every package.

We care deeply about our impact on everyone we touch and see it as our responsibility to leave the planet better than we found it. This commitment extends to how we treat our employees, vendors, and customers, as well as our approach to ingredients and materials. We are working to achieve 100% regenerative sourcing and responsible packaging.

Rich Nuts is proudly minority-owned, reflecting Rich's diverse heritage including Native American (Chickasaw) and Mexican ancestry.


Ask me about my nuts!
RICH discovered the magic of sprouting while fighting fires in Southern California.
RICH NUTS:
Minority Owned Business
Veteran, First Responder Owned Business
Commitment to Regenerative Sourcing
Commitment to Sustainability
Woman CEO
RICH NUTS
Go Nuts & Berries
Sprouted Cashews & Pecans

WHY SPROUTED?

In nature, nuts—along with grains, seeds, and legumes—have a natural protective shield that helps them survive an animal's digestive tract. This allows the nut to be eaten, carried to a new location, and deposited to grow into a new plant.

This protective shield contains lectins and phytic acid, which are designed to block and inhibit digestion. While effective for "spreading seeds", these compounds can be hard for humans to digest, often leading to bloating, gas, and inflammation. In some cases, they may even contribute to allergies, brain fog, leaky gut, and other autoimmune reactions.

In nature, once a nut or seed is deposited, it begins its transformation from a tough seed into a young sprout. Rain dissolves the protective shield and triggers a growth phase, making the nut more nutritious.


Protective Shield & Digestion
They want to be eaten whole and then carried to a new location.
Then, they sprout!
Nuts do not want to be digested, so they have a protective layer.
Once they are planted, rain helps them lose the protective shield.

At Rich Nuts, we mimic this natural process through sprouting. We allow our nuts to germinate just long enough to bring them to life and lower their defenses. This is why we believe our nuts are the most alive and nutrient-dense snack available.

The Sprouting Process

At Rich Nuts, we remove this protective shield by mimicking nature's process of germination:

1. **Soak**: We soak the nuts to dissolve their protective shield, making them easier to digest and more bioavailable.
2. **Germinate**: We spark their germination with water to remove protective shields and unlock nutrients. This activates the nuts, putting them into a growth phase and packing them with valuable nutrients.
3. **Season**: We season the nuts with carefully curated gourmet superfoods for exceptional flavor.

4. **Dehydrate:** Finally, we dehydrate the nuts at low temperatures to preserve nutrients and create a superior crunch—unlike roasting, which can destroy many nutrients.

We enhance the natural flavors of the nuts rather than overpowering them. This unique flavor philosophy and carefully chosen exotic ingredients, ensures that Rich Nuts aren't just nutritious but they are delicious as well.

While other nuts might be squirrel tested, ours are firefighter approved.

Ready to experience the difference? Taste the richness of life by ordering a pack today—or better yet, try all our flavors and discover your favorite.

SURGING SPROUTED FOODS CATEGORY

The demand for sprouted foods has been skyrocketing in recent years. Brands like GoRaw, Dave's Killer Bread, and Food for Life have capitalized on this trend, with smaller brands also beginning to emerge. With significant growth projected in the market, now is the perfect time to seize this opportunity.

From 2024 to 2033, the sprouted foods market is expected to grow fourfold, with a compound annual growth rate (CAGR) of 16.5%, expanding from $1.1 billion to $4.2 billion.

This market is becoming increasingly diverse, with sprouted crackers, breads, and other innovative foods entering the category. Key drivers of this growth include:

- Rising demand for plant-based protein over animal protein
- Growing vegan and plant-based lifestyle trends in North America
- A growing body of research showing the inflammatory effects of lectins & phytic acid

- Increased prevalence of chronic illnesses, driving consumers toward healthier choices


Sprouted Foods Market Opportunity
REVENUE
$5B
$4B
$3B
$2B
$1B
4X
at a CAGR of 16.5%
$1.1B
$4.2B
2024
2033
YEAR
Source: Research Nester, North America Sprouts Market Analysis: 2022-2033.

The sprouted nut and seed category is set to follow suit, projected to grow threefold by 2033, with a CAGR of 14.6%, increasing from $166.1 million to $564.4 million.



Sprouted Nuts & Seeds Category
REVENUE (millions)
$10M
$8M
$6M
$4M
$2M
3X
at a CAGR of 14.6%
$166.1M
$564.4M
2024
2033
YEAR
Source: Research Nester. North America Sprouts Market Analysis: 2022-2033.

Some experts suggest that sprouting could become the next organic movement. Unlike trendy "superfoods" like kale or açai, sprouting represents a foundational shift—an essential value add that consumers are increasingly demanding in their products.

Sprouted...the next Organic

SPROUTED = USDA ORGANIC

PUT RICH'S GOURMET NUTS IN YOUR MOUTH!

We want to get Rich Nuts in your hands—and in your mouth! With 6 uniquely flavored options, we have something for every palate. Whether you're craving something savory or a touch of sweetness, our lineup offers the perfect choice for the discerning foodie.


TASTE THE RICHNESS OF LIFE
RICH NUTS
Savory Sage
Sprouted Cashews

Savory Sage

Sprouted Cashews

Infused with organic rosemary, sage, and sea salt, these cashews deliver a rich, umami flavor that's simply irresistible.

We source our raw cashews from Tolaro Global, in Benin, a company known not only for its exceptional quality but also for its ethical practices and positive impact on the cashew industry and local communities.

Certified USDA Organic, Fair Trade, and Cruelty-Free, these cashews are preservative-free, pesticide-free, vegan, gluten-free, and Paleo-friendly.

Clean, simple, healthy, and utterly crave-worthy!


RICH NUTS
Savory Sage
Sprouted Cashews

Ingredients

- Rich Nuts Artisanal-Sprouted Organic Cashews
- Coconut Aminos
- Rosemary
- Sage
- Sea Salt

Crunchy Curry

Sprouted Cashews

Sprouted cashews get a kick of curry powder, cayenne pepper, and turmeric. Delicious on their own or to top off a salad, crumble on salmon, or spice up your favorite meal.

We also source these raw cashews from Tolaro Global in Benin, a company known not only for its exceptional quality but also for its ethical practices and positive impact on the cashew industry and local communities.

Certified USDA Organic, Fair Trade, and Cruelty-Free, these cashews are preservative-free, pesticide-free, vegan, gluten-free, and Paleo-friendly.

Take your tastebuds on an adventure!


RICH NUTS
TASTE THE RICHNESS OF LIFE
Crunchy Curry
Sprouted Cashews

Ingredients

- Rich Nuts Artisanal-Sprouted Organic Cashews
- Curry Powder
- Cayenne Pepper
- Turmeric
- Coconut Aminos
- Paprika
- Black Pepper
- Sea Salt

Go Nuts & Berries

Sprouted Mixed Nuts

Blueberries, raisins, and goji berries meet our Crunchy Curry Cashews and Maple Pecans.

These world-class nuts are Certified USDA Organic, preservative-free, pesticide-free, vegan, gluten-free, and Paleo diet approved.

This snack will wow your taste buds while fueling you on the go.


RICH NUTS
TASTE THE RICHNESS OF LIFE
Go Nuts & Berries
Sprouted Cashews & Pecans
Curry, Maple & Berries

Ingredients

- Rich Nuts Artisanal-Sprouted Organic Cashews and Pecans
- Blueberries
- Raisins
- Goji Berries
- Coconut Aminos
- Maple Syrup
- Vanilla Extract
- Sea Salt

Brilliant Balsamic

Sprouted Walnuts

The classic Italian flavors of balsamic vinegar plus a hint of garlic meet the light, satisfying crunch of sprouted walnuts.

Including walnuts in your diet has been shown to help lower cholesterol and blood pressure levels, fend off depression, and even improve longevity to brain function.

We start with preservative-free, pesticide-free, vegan, gluten-free, and Paleo diet approved, Certified USDA Organic walnuts from the beautiful Fillmore Farm in California.

Sure to delight even the most discerning foodie.


SPROUTED
RICH NUTS
TASTE THE RICHNESS OF LIFE
Brilliant Balsamic
Sprouted Walnuts
Balsamic Vinegar, Sea Salt & Garlic
USDA ORGANIC

Ingredients

- Rich Nuts Artisanal-Sprouted Organic Walnuts
- Balsamic Vinegar
- Garlic
- Sea Salt

Cinnamon Walnut Crunch

Sprouted Walnuts

This delectably sweet superfood beats candy. Organic maple syrup, cinnamon, maca, sea salt, and crunchy sprouted walnuts create a sublime treat, with a crunch that will delight your senses.

Meet a trifecta of power foods in this super snack: walnuts, cinnamon, and maca. Walnuts have been shown to help lower cholesterol and blood pressure levels, fend off depression, and even improve longevity to brain function.

Cinnamon can have antimicrobial effects, help lower blood sugar levels, and improve insulin sensitivity. And maca is a great source of vitamins and minerals and has even been shown to enhance moods.

We start with preservative-free, pesticide-free, vegan, gluten-free, and Paleo diet approved, Certified USDA Organic walnuts from the beautiful Fillmore Farm in California.

Satisfy your sweet tooth while boosting your health!


RICH NUTS
TASTE THE RICHNESS OF LIFE
Cinnamon Walnut Crunch
Sprouted Walnuts
USDA ORGANIC

Ingredients

- Rich Nuts Artisanal-Sprouted Organic Walnuts
- Cinnamon
- Maple Syrup
- Maca
- Sea Salt

Maple Pecan

Sprouted Pecans

All your fave fall flavors in one happy place: Maple syrup, vanilla, and organic sprouted pecans.

We start with preservative-free, pesticide-free, vegan, gluten-free, and Paleo diet approved, Certified USDA Organic pecans. Rich chose the rare and unique Elliot Pecan for this particular snack. With its sweeter, natural buttery flavor, these pecans are like none other.

Add this crunchy goodness to oatmeal, salads, or ice cream.


RICH NUTS
Maple Pecan
Sprouted Pecans
Maple Syrup & Vanilla

Ingredients

- Rich Nuts Artisanal-Sprouted Organic Pecans
- Maple Syrup
- Vanilla Extract


Gourmet Flavors
Unique Ingredients
Subtle yet Decadent
Potent Superfoods
Keto/Paleo Friendly
Vegan
Natural Clean Ingredients
RICH NUTS
TASTE THE RICHNESS OF LIFE
Cinnamon Walnut Crunch
Sprouted Walnuts

FROM $11.11 TO HALF A MILLION

In 2016, Rich sold his first bag of Rich Nuts to a fan who still supports the brand today. That first bag of Savory Sage sold for $11.11—an auspicious number that marked the beginning of the journey.

Since then, Rich Nuts has doubled its revenue almost every year:

- **2021**: $101,000
- **2022**: $193,000
- **2023**: $455,000
- **2024**: $440,000
- **2025 Projection**: Over $1,000,000

This steady growth reflects a strong trajectory and increasing demand for sprouted, nutrient-dense snacks.



Revenue Growth
$1000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
$101,000
$193,000
$455,000
$440,000 (est)
>$1,000,000
2021
2022
2023
2024
2025

Forward-looking projections are not guaranteed.



CHALLENGES MADE US STRONGER


ME 5606

In Q3 of 2023, Rich Nuts was thrilled to be accepted into Sprouts' "New for You" innovation table, set to launch in January 2024. Paired with remarkable direct-to-consumer (DTC) growth that year, the company began to outpace its capacity and invested in a packaging machine to meet the anticipated demand.

Unfortunately, the machine was delivered inoperable, and the manufacturer failed to make it functional or provide a refund. This forced Rich Nuts to cancel the Sprouts order, as the company could not meet the required production volume. Without the expected revenue from Sprouts, Rich Nuts took swift action, tightening its budget and eliminating advertising, which had been a key driver of DTC growth.

Despite these setbacks, Rich Nuts maintained its 2023 revenue levels in 2024—a testament to the strength of the product and the loyalty of its customer base, even without advertising.

Additional challenges arose in September 2024, when our partner production facility closed its doors.


CLOSED

This prompted Rich Nuts to pivot to a more agile, scalable, and cost-effective business model. Instead of rebuilding its manufacturing infrastructure, the company secured a reputable co-packer specializing in sprouted nuts. This strategic move allows Rich Nuts to:

- Focus on marketing, sales, and growth instead of the complexities of manufacturing
- Operate with a leaner, more agile team
- Improve profit margins through efficient scaling

By Q2 2025, Rich Nuts will be at full operating capacity with this co-packer partnership. This will enable the company to re-approach Sprouts for a national launch in 2025, maximize its DTC channel, and expand strategically into new retail regions.

Rich Nuts views 2024 not as a setback but as a year of recalibration. With these strategic changes, the company is poised to double its revenue and exceed $1M in 2025. This demonstrates its resilience and ability to adapt while unlocking significant opportunities for growth.

STRATEGIC ROLLOUT PLAN

Rich Nuts is poised to accelerate growth and profitability through a multi-channel strategy that includes regional retail expansion, direct-to-consumer (DTC) enhancements, and product innovation.

Retail Expansion

- **Targeted Rollout**: Partnering with a national broker, Rich Nuts will execute a phased, region-by-region expansion. Building on its established foothold in Southern California, the company will begin by expanding into the Central and Northeast regions. Key accounts will include Sprouts, HEB, Central Market, Wegmans, Fresh Thyme, and Whole Foods. This focused approach ensures consistent growth in each region.



RICH
NUTS
Organic, sprouted nuts


Taste the
Richness
RICH NUTS


RICH NUTS
GOURMET SPROUTED NUTS


HEALTH
SALE
Ask me about my nuts

- **Convenience Stores (C-Stores)**: With the launch of 1oz snack-sized bags, Rich Nuts is entering convenience stores, airport retailers, and airlines to meet the growing demand for grab-and-go healthy snacks.

Direct-to-Consumer Growth

- **Digital Marketing**: Rich Nuts is reigniting its DTC strategy with targeted advertising to drive traffic and conversions on its website.
- **E-Commerce Expansion**: Beyond its website, the company is expanding its presence on platforms such as Amazon, Love.com, Instacart, and Vitacost. Through a partnership with an influencer on Vitacost, Rich Nuts will showcase its products in a prominent storefront, positioning the brand to capture more online sales and reach a broader audience.
- **Corporate Channels**: The company is exploring partnerships with corporations to provide healthy snacks for employee wellness programs and corporate gifting, driving additional revenue through these alternative channels.



Business Model
STORE
ONLINE SALES
Retail Stores
Online
Corporate Partnerships
Convenience Stores
Food Service

Innovation Pipeline

- **New Products**: Rich Nuts is launching a fresh line of new flavors and lightly salted sprouted nuts, as well as a revolutionary line of sprouted nut butters designed to disrupt the category.

Future Categories: Leveraging consumer trends, the company will develop additional products that meet the growing demand for nutrient-dense, clean-label snacks.

Operational Efficiencies

Through its partnership with a co-packer, Rich Nuts is streamlining operations, significantly reducing overhead, and increasing scalability. This agile approach allows the company to focus on marketing, sales, and product development while improving profit margins.

A Market Poised for Growth

Currently, only 25% of Rich Nuts' business comes from retail, presenting enormous growth potential. By executing this strategy, the company aims to:

- Expand into key natural retail chains.
- Capture the rapidly growing market for healthy, convenient snacks.
- Strengthen DTC channels through website traffic, e-commerce platforms, and corporate partnerships.

This comprehensive plan positions Rich Nuts not only to recover from previous challenges but also to achieve exponential, sustainable growth.

USE OF FUNDS

Rich Nuts is raising capital to fuel key initiatives that will drive significant growth and scalability. A portion of the funds will support the company's transition to a new manufacturing partner. This move requires investments in packaging, ingredients, and production, as well as establishing operations with a third-party logistics (3PL) warehouse to efficiently fulfill orders for both existing and new customers. By partnering with a co-packer, Rich Nuts will reduce overhead costs, streamline operations, and gain the capacity to meet growing demand from both retail and direct-to-consumer channels.

Additionally, the capital will enable Rich Nuts to re-ignite advertising and marketing efforts across multiple platforms. These efforts will focus on educating consumers about the benefits of sprouted snacks, driving growth in the company's direct-to-consumer business, and expanding its presence on Amazon and other e-commerce platforms. This strategy will enhance brand visibility while fostering deeper consumer engagement and loyalty.

Another key focus of the fundraising is the retail rollout strategy. The funds will support the onboarding of a brokerage and cover typical costs associated with launching into key retail accounts. This strategic retail expansion is a cornerstone of the company's growth plan and will position Rich Nuts as a leader in the sprouted snack market.


Use Of Funds
Working Capital
27.1%
26.0%
Inventory
6.9%
Wefunder Fee
40.0%
Marketing

By leveraging these investments, Rich Nuts aims to scale efficiently, capture new opportunities, and build a stronger, more profitable business.


PERKS INCLUDED FOR INVESTING
Rich
•Exclusive unreleased products
•Rich with his nuts at your event!
•Retreat with Rich
Nuts
•Discounts
•Gift Boxes
•Subscriptions
Gourmet
•Charcuterie Board
•Brand Apron
•Bowls for your nuts
•Coasters
Swag
•Hats
•T-shirts
•Bamboo Boxers
Ask me about my nuts
Ask me about HIS nuts

OUR MISSION

Rich Nuts' mission is to nourish the planet as it nourishes humanity—by creating healthy, delicious food in a way that honors sustainability, equality, and mindfulness. The company believes this generation and future generations deserve a better earth: one that is greener, more abundant, and more equitable.

This commitment drives everything Rich Nuts does, from sourcing and production to packaging and shipping. Every step of the process is guided by care and intention, ensuring that the people in the supply chain are treated with respect and that the company's impact on the planet is positive. Rich Nuts doesn't just create products; it creates wealth and abundance for all, taking pride in the journey as much as the result.

By embracing conscious capitalism, Rich Nuts leads by example, building a thriving business that collaborates with others, uplifts communities, and inspires a movement. Together, it reimagines a brighter future—one bite, one step, one shared vision at a time.

CONCLUSION

Rich Nuts isn't just selling snacks—it's building a movement. These aren't just some nuts, they are "the best nuts ever." They're sprouted, organic, and gourmet creations that deliver more flavor, more nutrition, and more care in every bite. The company is on a mission to disrupt the snacking category and prove that healthier food doesn't have to compromise on quality or taste.

Founded by Rich—a firefighter turned flavor innovator—Rich Nuts began as a solution to his own digestive issues and a quest to make something healthy taste amazing. And it worked. From foodies and influencers to celebrities and snack enthusiasts, the verdict is unanimous: these are the best nuts you can get in your mouth!

But Rich Nuts is about more than just nuts. It's a company built with heart—a thriving conscious business that treats people well, sources sustainably, and collaborates with other brands to grow the sprouted movement. The team is united in promoting, advertising, and demonstrating the benefits of sprouted foods to make them the future of snacking.

This is an opportunity to join a brand that's rewriting the rules. With a proven track record of growth, a thoughtful plan for sustainable scaling, and a category-leading product that's loved by all, Rich Nuts is ready to soar.

Investing in Rich Nuts means investing in the best nuts on the planet. It's an opportunity to help nourish people, grow the sprouted movement, and revolutionize the snack market. Together, this will be a win for investors, the planet, and everyone who deserves better food.

So, let's get Rich (Nuts). The time to crack open this opportunity is now.

ENDORSEMENTS & CONSUMER 5-STAR RATINGS

Celebrity Endorsements

"I've been loving all their interesting flavor combinations"



Dr. Mark Hyman
- Founder of the
Ultra Wellness Center

"These really are the best nuts ever"



Gunnar Lovelace
- Founder of Thrive Market

"Rich Nuts are the best-tasting nuts on earth—just wait until you try them. Once you do, you'll never go back because sprouted nuts are the only ones I eat now after learning how much better they are for gut health!"



Liana Werner-Gray
- Best Selling Author
& Health & Well-ness Influencer

"Excellent! Super happy with the quality & taste."

~Dody

"Always great. That's why I keep ordering!"

~Rick R.

"BEST NUTS!!! I am vegan and absolutely love to get my protein from nuts, and Rich Nuts has brought my love for walnuts, cashews, and pecans to whole new level! These are absolutely, without a doubt the best nuts I have ever tried and the flavors are phenomenal! I've had every flavor and honestly they are all so incredible and wonderfully perfected! No tummy issues either which is so awesome!! Very happy forever customer!! :)"

~Maggie P.

"I am Nuts for these! These are the biggest, best, healthiest nuts I've ever tasted! All the flavors I've tried so far I'm crazy for."

~Amy K.

"Savory Nuts - I can't eat cashew's but I can eat yours... They used to bother my stomach. Because they are sprouted, now I can enjoy cashews again. Nice flavors."

~Liz V.


THANK YOU